Ballard Power Systems Inc.

News Release

Protonex Recognized For Third Consecutive Year On Inc. 5000 List

For Immediate Release – August 18, 2015

Vancouver, Canada – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announced that Protonex Technology Corporation (Protonex) has been named to the Inc. 5000 list for the third consecutive year. In June Ballard entered into an agreement for the proposed acquisition of Protonex as part of the Company’s strategic plan towards creating a sustainable business model with high growth and profitability. Protonex has demonstrated a 3-year growth rate of 61% and ranked 66th out of the Top 100 engineering companies on the list.

“We are honored to be recognized for the third year in a row for our ongoing growth from our leading power and energy management products,” said Dr. Paul Osenar, Protonex Chief Executive Officer. “We have made significant progress with the U.S. military and are excited to continue innovating in order to make our soldiers and Marines safer, lighter, and more effective; while at the same time transitioning these cutting-edge energy technologies to solve commercial power and energy challenges.”

“The impressive growth rate being delivered by Protonex is one of the key reasons that we view our pending acquisition of Protonex as synergistic with our goal to scale the business,” said Randy MacEwen, Ballard’s Chief Executive Officer.

The Inc. 5000 list is an annual listing of the fastest growing private companies in the United States. Ranking is determined by annual revenue growth over the past three years, with the percentage of growth being the meter used to rank the companies. While making the Inc. 5000 list is a significant mark of distinction, being a multi-year honoree is even rarer, with less than two thirds of listed companies making the list in multiple consecutive years. To view the full listing, go to www.inc.com/inc5000.

Founded in 2000, Protonex is a private company headquartered in Southborough, Massachusetts and currently has 53 employees and approximately 85 patents issued and pending in power management solutions, proton exchange membrane (PEM) fuel cells, solid oxide fuel cells (SOFC), and fuel reformer technology which generate clean energy from readily available fuels such as propane, natural gas or diesel.

Through its 15-year history, Protonex has focused on the development of a suite of power management and power generation products that are among the smallest, lightest and most capable systems for extreme applications. This has made the U.S. military an ideal early-adopter for its portfolio of products.

With the military’s increasing use of electronic technologies – including sensors, radios, GPS systems, cell phones, computers and other devices – legacy power solutions, such as batteries and generators, are simply not up to the task. This transition to the “digital battlefield” has presented tremendous challenges for the military from a power and energy management perspective.

Power management products have been the engine of growth at Protonex over the past several years. These products facilitate soldiers’ ability to power a variety of key communication and navigation tools from a wide range of power sources ... including solar, vehicles, fuel cell and others. Protonex products increase mobility and flexibility for soldiers, thereby making them more efficient and reducing the need for fuel and battery resupply.

On June 29th, Ballard announced the signing of a definitive agreement to acquire Protonex, a leading designer and manufacturer of advanced power management products and portable fuel cell solutions. As consideration for the transaction, valued at the time of the announcement at $30 million, Ballard assumed and will pay Protonex’s debt obligations and transaction costs at closing, currently estimated at $4.4 million, and will pay the balance of approximately $25.6 million through the issuance of 11.2 million Ballard shares. The number of Ballard shares to be issued is subject to adjustment based on Protonex’s final debt obligations and transaction costs at closing. The transaction is expected to close in the third quarter of 2015, subject to Protonex shareholder approval, regulatory approvals and customary closing conditions.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com